SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Major Operating Data of 2017 First Half Year; and

99.2	Announcement on Resignation of Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 7, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Major Operating Data of 2017 First Half Year

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited announced the major operating data for the six months ended 30 June 2017:

I. Major operating data of 2017 first half year

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel note 1	180.60	129.97	6,641,704
Gasoline	151.66	153.29	10,165,317
Jet Fuel note 1	74.19	27.04	992,693
Intermediate petrochemicals
PX note 2	28.48	18.79	1,104,358
Benzene note 1	15.72	14.91	903,036
Ethylene Glycol note 2	17.70	12.26	743,334
Ethylene Oxide	6.71	6.70	558,853
Ethylene note 2	35.54	0.55	48,084
Resins and plastics
PE	21.85	20.53	1,887,178
PP	23.84	21.36	1,718,890
Polyester chips note 1 note 2	19.42	15.04	969,010
Synthetic fibres
Acrylics	7.44	7.17	906,635
Polyester	2.12	1.86	149,282

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

Note 3: The above data for sales volume and sales revenue do not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in 2017 first half year

Unit: RMB yuan/ton

Product	The average price of 2017 first half year	The average price of 2016 first half year	Change
Diesel	5,110	4,466	14.42%
Gasoline	6,632	5,759	15.16%
Jet Fuel	3,671	2,582	42.18%
Ethylene	8,743	6,806	28.46%
PX	5,879	5,080	15.73%
Benzene	6,056	3,982	52.08%
Ethylene Glycol	6,062	4,434	36.72%
Ethylene Oxide	8,344	6,923	20.53%
PE	9,193	8,121	13.20%
PP	8,049	6,873	17.11%
Polyester chips	6,443	5,281	22.00%
Acrylics	12,650	10,757	17.60%
Polyester	8,007	6,074	31.82%

Raw material	The average processing cost of 2017 first half year	The average processing cost of 2016 first half year	Change
Crude oil	2,566.76	1,745.24	47.07%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Group to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 7 July 2017

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

ANNOUNCEMENT ON RESIGNATION OF DIRECTOR

On 7 July 2017, Mr. Pan Fei (“Mr. Pan”) requested to resign from his position as an Independent Non-executive Director, Chairman of the Audit Committee and member of the Strategy Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) due to his personal work arrangements. The resignation of Mr. Pan will lead the board of directors of the Company (the “Board”) to have less than the minimum proportion of independent non-executive directors required by the articles of association of the Company (the “Articles of Association”) and so Mr. Pan’s resignation will only become effective after a new independent non-executive director has been appointed at a general meeting of the Company to fill the vacancy in accordance with the Articles of Association.

The resignation of Mr. Pan will not affect the normal business operations of the Company. Mr. Pan has confirmed that he has no disagreement with the Board and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 7 July 2017